BB 3/5

09057898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26448 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelson Ivest Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive
(No. and Street)

Winter Park (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack E. Nelson (407) 629-6477
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200 (Address) Winter Park (City) Florida (State) 32789 (Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/12

# OATH OR AFFIRMATION

I, Jack E. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelson Ivest Brokerage Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOEL J. GARRIS
MY COMMISSION # DD 754379
EXPIRES: May 21, 2012
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON IVEST BROKERAGE SERVICES, INC.

FINANCIAL REPORT
(AUDITED)

DECEMBER 31, 2008

# CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 |
| FINANCIAL STATEMENTS | |
| Statement of financial condition | 2 |
| Statement of income | 3 |
| Statement of changes in stockholders' equity | 4 |
| Statement of cash flows | 5-6 |
| Notes to financial statements | 7-8 |
| SUPPLEMENTARY INFORMATION | |
| Computation of net capital | 9 |
| Reconciliation of computations of net capital | 10 |
| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 | 11-12 |

**SCEARCE, SATCHER & JUNG, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

# INDEPENDENT AUDITOR'S REPORT

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Ivest Brokerage Services, Inc., at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 4, 2009

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 46,095 |
| Securities owned - marketable, at market value (cost $44,254) | | 38,235 |
| Receivables from brokers and dealers | | 32,884 |
| Receivables from related party | | 14,490 |
| Receivables from stockholder | | 24,000 |
| | $ | 155,704 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Commissions payable | $ | 30,891 |
| STOCKHOLDERS' EQUITY | | |
| Common stock: | | |
| Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding | | 1 |
| Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding | | 99 |
| Paid-in capital | | 17,841 |
| Retained earnings | | 106,872 |
| | | 124,813 |
| | $ | 155,704 |

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| REVENUE | |
| Commissions | $ 1,460,941 |
| OPERATING EXPENSES | |
| Commissions | 1,360,256 |
| Management fee | 31,776 |
| Professional fees | 10,550 |
| Regulatory fees | 7,064 |
| Office supplies | 224 |
| | 1,409,870 |
| Income from operations | 51,071 |
| OTHER INCOME / (EXPENSE) | |
| Other income | 40 |
| Interest and dividends | 3,371 |
| Unrealized loss on marketable securities | (26,578) |
| | (23,167) |
| Net income | $ 27,904 |

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

| | Class A Common Voting | Class B Common Non-voting | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| BALANCE, December 31, 2007 | $ 1 | $ 99 | $ 17,841 | $ 98,968 |
| Net income | - | - | - | 27,904 |
| Dividends paid | - | - | - | (20,000) |
| BALANCE, December 31, 2008 | $ 1 | $ 99 | $ 17,841 | $ 106,872 |

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Commissions received | $ 1,456,957 | |
| Interest and dividends received | 3,371 | |
| Other income | 40 | |
| Commissions paid | (1,396,446) | |
| Other fees and expenses paid | (49,614) | |
| Net cash provided by operating activities | | $ 14,308 |
| CASH FLOWS FROM INVESTING ACTIVITY | | |
| Repayments from related party | 11,347 | |
| Purchase of marketable securities | (353) | |
| Net cash provided by investing activities | | 10,994 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Dividends paid | (20,000) | |
| Net cash used in financing activities | | (20,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 5,302 |
| CASH AND CASH EQUIVALENTS, beginning | | 40,793 |
| CASH AND CASH EQUIVALENTS, ending | | $ 46,095 |

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
(Continued)
YEAR ENDED DECEMBER 31, 2008

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | | |
|---|---|---|
| Net income | | $ 27,904 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Unrealized loss on marketable securities | $ 26,578 | |
| Increase in receivables from brokers and dealers | (3,984) | |
| Decrease in commissions payable | (36,190) | |
| | | (13,596) |
| Net cash provided by operating activities | | $ 14,308 |

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only. The Company also offers investment timing services to its clients. Fees for this service are charged on a percentage basis for the total value of assets managed.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. As of December 31, 2008, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Related Party Transactions

The Company has advanced $24,000 to one of its stockholders as of December 31, 2008. The advance is non-interest bearing, and is due upon demand.

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc., (NIPS) and Nelson Sales and Service Corporation (NSSC) for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

The Company has advanced $14,490 to a sister corporation as of December 31, 2008. The advance is non-interest bearing, and is due upon demand.

Note 2. Related Party Transactions (continued)

The majority of the Company's commission revenue is generated by registered and licensed representatives that are under contract with the Company and the sister corporations. Likewise, the majority of the commission expense was paid to the sister corporations.

Note 3. Marketable Securities

At December 31, 2008, the Company owned marketable securities with a market value of $38,235 and a cost of $44,254. Information with respect to these securities follows:

| | |
|---|---|
| Market value of marketable securities | $ 38,235 |
| Less: Cost of marketable securities | (44,254) |
| Unrealized loss on marketable securities | (6,019) |
| Less: Unrealized gain recognized in previous years | (20,559) |
| Current year unrealized loss | $ (26,578) |

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $80,514 which was $75,514 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.38 to 1.

Note 5. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NELSON IVEST BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 124,813 |
| Deduct ownership equity not allowable for net capital | | - |
| Total capital | | 124,813 |
| Deductions and other charges | | |
| Non-allowable accounts receivable from brokers and dealers | $ 74 | |
| Unsecured receivable from related party | 14,490 | |
| Unsecured receivable from stockholder | 24,000 | |
| Haircuts | 5,735 | |
| | | 44,299 |
| Net capital | | 80,514 |
| Minimum net capital required | | 5,000 |
| Excess net capital | | $ 75,514 |
| Total aggregate indebtedness | | $ 30,891 |
| Ratio of aggregate indebtedness to net capital | | 0.38 to 1 |

NELSON IVEST BROKERAGE SERVICES, INC.

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2008

| | | |
|---|---|---|
| Net capital (unaudited) | $ | 78,738 |
| Audit adjustments made: | | |
| Adjustment to cash | | (218) |
| Adjustment to receivables from brokers or dealers | | 8,130 |
| Adjustment to payable to broker or dealers | | (6,136) |
| Net capital (audited) | $ | 80,514 |

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY RULE SEC RULE 17a-5(g)(1)

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Ivest Brokerage Services, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization, and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spence, Satcher & Jung, P.A.

Winter Park, Florida
February 4, 2009

END